

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

**Corrected Letter**

November 7, 2012

Via E-mail
Douglas L. Braunstein
Executive Vice President and Chief Financial Officer
JPMorgan Chase & Co.
270 Park Avenue
New York, NY 10017

> Re:  **JPMorgan Chase & Co.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2012**
> **Filed May 10, 2012**
> **Form 8-Ks Filed July 13, 2012**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2012**
> **Filed August 9, 2012**
> **File No. 001-05805**

Dear Mr. Braunstein:

We have reviewed your filings and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response.  Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 9A:  Controls and Procedures, page 20

1.      We note your response to prior comment two of our letter dated July 25, 2012 where you indicated that there was a material difference in the size and characteristics of the synthetic credit portfolio during the first quarter of 2012.  As part of your analysis of the

overall effectiveness of the design of the controls, including your evaluation of the severity of the control deficiencies identified, please tell us whether you considered both the potential size and complexity and the related volume of activity that reasonably could have occurred in 2011 and the activity that was expected in future periods. For example, refer to the section of the Commission's Guidance Regarding Management's Report on Internal Control Over Financial Reporting (http://www.sec.gov/rules/interp/2007/33-8810.pdf) related to evaluation of control deficiencies that indicates that you should consider the volume of activity in the class of transactions exposed to the deficiency that has occurred in the period, or that is expected in future periods. In this regard, we note that it would appear that this volume of activity, and the likelihood that it could have occurred as of December 31, 2011, or was expected to occur in future periods, should be considered in evaluating whether the design of your controls was effective as of December 31, 2011.

2.      Additionally, please tell us whether you have identified any deficiencies as of December 31, 2011, March 31, 2012, or June 30, 2012 in the risk assessment component of your controls related to timeliness of identifying and addressing new or changed financial reporting risks. Please also describe how you evaluated the severity of any such deficiencies.

Form 10-Q for Fiscal Quarter Ended March 31, 2012

Market Risk Management, page 73

Value-at-Risk, page 73

3.      We note your response to the sixth bullet point of prior comment 10 of our letter dated July 25, 2012 regarding the need for disclosure of certain model, assumptions, and parameter changes to your value-at-risk (VaR) models. Please clearly explain to us how you considered your disclosure obligations pursuant to Item 305(a)(4) of Regulation S-K for the VaR model change that occurred within CIO during the first quarter of 2012, and how you evaluated materiality for purposes of your conclusions in this instance. For example, please specifically discuss any quantitative or qualitative metrics you consider in assessing VaR model changes, and describe whether these factors change depending on the type of VaR model change being made. Also, as part of your response, please tell us whether you would consider any mathematical model change related to the calculation of market or credit risk that is required to be submitted to the Division of Trading and Markets for approval pursuant to Rule 15c3-1e(a)(8) as material for disclosure under Item 305(a)(4), if approval is ultimately granted. If not, please tell us the types of circumstances where you believe disclosure under Item 305(a)(4) would not be required.

Note 3 – Fair value measurement, page 91

4.      We note your response to comments 11 and 12 of our letter dated July 25, 2012 and have the following questions:

- We understand from your disclosure in your third-quarter Form 10-Q that the CIO valuation control group (VCG) typically establishes price testing thresholds.  It is not clear how the acceptable range is defined, especially for instruments with a wide bid-offer range.  Further, tell us how the VCG ensures that the range is sensitive enough that it is actually providing independent price verification.  As part of your response, please clarify the process for reviewing the thresholds, including to whom the results of the analysis are reported, the factors that drive the thresholds, and how often the thresholds have changed over time.

- In your response to both comments 11 and 12, you have noted that the VCG will make valuation adjustments for various factors including the size of the net open risk position.  Tell us which specific portfolio or positions you factor in the net open risk position.

- You have noted in this response as well in response to our comment 21 that the VCG is independent of the trading function.  However, you have also noted that the respective VCG groups are located within both the CIO and Investment Bank (IB).  Please discuss and disclose in future filings the structure of the VCG groups within the various business lines, including its reporting structure in each line.

- Separately for each CIO and IB, please explain the process when the front office's mark is outside of the VCG's acceptable range and identify the parties responsible for making the final determination of the mark to be used.  Please clarify how and whether this information is communicated to the trader that posted the marks.

5.      We note your response to comment 13 of our letter dated July 25, 2012, and have the following questions:

- Your response indicates that you have applied liquidity adjustments to certain financial instruments.  Please tell us amounts for your entire portfolio where you have made adjustments that are greater than 10% of the price or spread yet are still in Level 2.

- Please reconcile the statement that there was enough market activity for these instruments to be considered Level 2 with your other statements about holding positions in indices that were not as liquid.  Specifically address the extent to which you consider your own positions and your own transactions when assessing the level of market activity in a particular index.

Note 24 – Business Segments, page 163

6.      We note your response to comment 19 from our letter dated July 25, 2012 regarding how the carrying values of your reporting units are determined for purposes of performing your goodwill impairment analysis.  We are continuing to evaluate your response, and we may have further comment in the future.

Form 8-K filed July 13, 2012

Item 4.02(a) Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review, page 2

7.      We note your response to comments 21 and 23 from our letter dated July 25, 2012 and have the following comments:

• We understand that based on your review and analysis of emails, voice tapes, and interviews suggest trader intent to mark positions advantageously.  It is not clear from your response exactly how this advantageous marking was being done.  Please further describe how these positions were being marked advantageously.

• Tell us the extent to which the traders were marking long positions and short positions incorrectly, but still within the bid-offer spread and within the VCG established thresholds.

• As part of the VCG's verification process, tell us whether they consider recent transactions at period end to establish their thresholds, or verify if the trader marks within the bid-offer spread represent a reasonable basis for an "exit price."

• You note in your response that VCG makes two types of adjustments to the front office markets.  Please tell us if these adjustments were made to the positions in question (where the traders had marked the positions advantageously), and if so, whether the VCG group noted any issues with the marks.  Please specifically explain whether, and if so, how the VCG made adjustments to these positions without recognizing that they were being marked differently or more advantageously.

• Please tell us whether VCG or anyone in management inquired further about any adjustments, and whether there were any controls in place that would have required them to do so.

• Please quantify the positions that were marked advantageously by the traders and any VCG adjustments that were made to these positions both prior to and after the restatement (separate from the correction of the error).

- We understand that CIO's valuation control environment was not appropriately enhanced in light of the significant changes to the size and characteristics of the portfolio and also that you note in Item 4 of your June 30, 2012 Form 10-Q that you have instituted more formal controls around establishment and monitoring of your price testing thresholds.  However, in your response you have indicated that you believe the controls over valuation were designed appropriately.  Please tell us how you considered that it appears that the price testing thresholds were not sensitive enough to ensure that the trader's marks were appropriate, which would appear to be a weakness in the design of the control.

- Further, tell us how you considered that it appears that the controls were not sensitive enough to detect that the portfolio had grown in both size and complexity during the quarter ended March 31, 2012, such that additional measures were warranted.

8.    We note your response to comment 22 from our letter dated July 25, 2012 and have the following questions:

- You have told us in response to comment 11 that VCG verifies front office marks by evaluating independently derived market data.  In response to comment 13, you indicated that the fair values are verified using readily available prices derived from independent third party data providers and quoted market prices from dealers, which represent observable inputs.  You further indicated that based on this information you concluded these positions represented Level 2 inputs.  This conclusion appears to be inconsistent with your disclosure on page 3 of Item 4.02(a) of your Form 8-K that you did not have independent third party data to run your VaR model for certain positions and therefore had to rely on trader marks.  Please explain.

- Please quantify the positions where you used trader marks to calculate your VaR, and further explain the reasons for the lack of availability of information (i.e. illiquidity of positions etc.).

- Please disclose in future filings the fact that the data used to calculate your VaR is not the same as what is used in your financial statements, and explain the reasons for the difference.

Form 8-K filed July 13, 2012

Exhibit 99.1- Earnings Release – Second Quarter 2012 Results

Retail Financial Services, page 6

9.    We note your response to comment 24 regarding the $1.4 billion reduction in your Retail Financial Services allowance for loan losses.  In your response, you note that you adjust your statistical calculation to take into consideration model imprecision, external factors

and current economic events that have occurred but that are not yet reflected in the factors used to derive the statistical calculation, as further discussed on pages 168 and 169 of your 2011 Form 10-K. In order to provide additional transparency in future filings, please address the following for each of your respective portfolio segments:

- Given the significant judgment management applies in making the adjustment to the statistical calculation, as discussed on page 169 of your 2011 Form 10-K, please tell us and consider disclosing in future filings the amount of this component of the allowance for loan losses.

- Given the factors disclosed on page 169 of your 2011 Form 10-K that drive this component of the allowance, please provide disclosure describing how these factors have directionally impacted this component of the allowance over the past two years.

- Tell us whether you have made any changes to the historical loss periods used for any of your portfolio segments during the past two years. If so, please describe the changes and discuss how these changes affected the qualitative component of the allowance discussed above.

Form 10-Q for the Quarter Ended June 30, 2012

Management's Discussion and Analysis, page 3

Selected European exposure, page 104

10.    We note your response to comment six of our letter dated July 25, 2012, as well as your disclosure in your quarterly filing and have the following questions:

- We note your disclosure that the "Trading" column includes approximately $9.0 billion of net purchased protection, including single name, index and tranched credit derivatives that are part of the Firm's market making activities as well as the synthetic credit portfolio held by CIO. The majority of the $9.0 billion relates to the synthetic credit portfolio held by the CIO. Please tell us why these amounts are included in the "Trading" column and not the "Portfolio Hedging" column as these amounts are not part of your market making and appear to serve the same function as the instruments in your "Portfolio Hedging" column.

- We also note your disclosure in footnote "d" to your table on page 104 that beginning on March 31, 2012, the Firm's country risk reporting reflects enhanced measurement of tranched credit derivative products. It is not clear what "enhanced measurement" actually means in this context. Please tell us and disclose in future filings the nature of such enhancements and the reasons for including its effects in the table.

Douglas L. Braunstein
JPMorgan Chase & Co.
November 7, 2012
Page 7

- We also note in your response that both your trading and portfolio hedge columns include index credit derivatives. You also indicate that the table does not contemplate any potential ineffectiveness of your hedges. In your future filings, in addition to stating that your effectiveness may vary based on a number of factors, please more clearly discuss how the indices that you use as hedges relate to your exposures to Greece, Italy, Ireland, Portugal, and Spain, and describe specific risks (i.e. correlation) that may the cause the hedge to not be effective. For transparency purposes, please consider disclosing the historical correlation between the indices and your European exposure.

You may contact Angela Connell at (202) 551-3426 or Kevin W. Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or me at (202) 551-3675 with any other questions.

Sincerely,


/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director